                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ________________

                                SCHEDULE 14D-9
                               (Amendment No. 2)

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                            ______________________


                              COMSAT CORPORATION
                           (Name of Subject Company)


                              COMSAT CORPORATION
                     (Name of Person(s) Filing Statement)


                        Common Stock, without par value
                        (Title of Class of Securities)


                                   20564D107
                     (CUSIP Number of Class of Securities)

                             Warren Y. Zeger, Esq.
                 Vice President, General Counsel and Secretary
                              COMSAT Corporation
                            6560 Rock Spring Drive
                           Bethesda, Maryland  20817
                                (301) 214-3000

      Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement.


                                With a Copy to:

                              Alan C. Myers, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               919 Third Avenue
                        New York, New York  10022-3897
                                (212) 735-3000
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     This Amendment No. 2 to the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") of COMSAT Corporation, a District of Columbia corporation (the "Company") amends and supplements the Schedule 14D-9 of the Company relating to the tender offer (the "Offer") by Regulus, LLC, a single member Delaware limited liability company (the "Purchaser") and a wholly-owned subsidiary of Lockheed Martin Corporation, a Maryland corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated September 25, 1998, as amended, to purchase up to 49% (less certain adjustments) of the issued and outstanding shares of common stock, without par value, of the Company (the "Shares") at a price of $45.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 25,1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer"). Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-9.

ITEM 3.  IDENTITY AND BACKGROUND.

     Item 3(b) is hereby amended and supplemented by the addition of the following paragraph thereto:

     Standard Technology, Inc., a technology, engineering and systems integration firm, has provided services to Parent under various contracts, which resulted from arms-length negotiations, in connection with a Department of Defense program. Kathryn C. Turner, a director of the Company since August 1997, is the Chairman, CEO and sole shareholder of Standard Technology, Inc. Parent paid Standard Technology, Inc. $2,178,418, $1,846,662, $2,008,766 and $1,787,082 in 1995, 1996, 1997 and 1998, respectively, under those contracts.



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



        Dated: March 1, 1999        COMSAT Corporation


                                        By: /s/ Alan G. Korobov
                                           ------------------------------
                                           Name:  Alan G. Korobov
                                           Title: Controller